SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from      to

Commission File No. 0-21496

     A.     Full title of the plan and the address of the plan, if different from that of the issuer named below: Retirement Savings Value Plan for Employees of WestPoint Stevens Inc.

     B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: WestPoint Stevens Inc., 507 West 10th Street, West Point, Georgia 31833.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Retirement Savings Value Plan for Employees of WestPoint Stevens Inc.

As of December 31, 2002 and 2001 and year ended December 31, 2002 with Report of Independent Auditors

     Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Audited Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001 and year ended December 31, 2002

Contents

Report of Independent Auditors	1
Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule of Assets (Held at End of Year)	16

Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule
Schedule of Assets (Held at End of Year)
EXHIBIT INDEX
SIGNATURES
EX-23 CONSENT OF INDEPENDENT AUDITORS
EX-99 SECTION 906 CERTIFICATION

Report of Independent Auditors

Management Pension Committee
WestPoint Stevens Inc.

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Value Plan for Employees of WestPoint Stevens Inc. as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst and Young LLP

Atlanta, GA
June 23, 2003

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Statements of Net Assets Available for Benefits

	December 31

	2002	2001

Assets
Investments:
Ownership interest in the net pooled assets of the WestPoint Stevens, Inc. Retirement Savings	$104,739,249	$121,955,788
Participant loans	2,248,281	1,896,388

	106,987,530	123,852,176
Receivables:
Participant contributions	77,582	324,203
Sponsor contributions	19,020	65,400

	96,602	389,603

Total assets	107,084,132	124,241,779
Liabilities
Fees and other payables	(223,790)	(361,579)

Net assets available for benefits	$106,860,342	$123,880,200

See accompanying notes

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Contributions:
Participants	$10,053,865
Sponsor	1,971,804
Rollovers	145,814
Transfers from other plan	988,835

Total additions	13,160,318

Deductions
Plan’s interest in investment results of the WestPoint Stevens, Inc. Retirement Savings Value Plan Master Trust	(14,391,933)
Administrative and other expenses	(716,276)
Benefits paid to participants	(15,071,967)

Total deductions	(30,180,176)

Net decrease in net assets available for benefits	(17,019,858)
Net assets available for benefits:
Beginning of year	123,880,200

End of year	$106,860,342

     See accompanying notes.

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following brief description of the Retirement Savings Value Plan for Employees of WestPoint Stevens Inc., as amended and restated (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution Plan for substantially all salaried and non-salaried employees of WestPoint Stevens Inc. and certain of its subsidiaries (the “Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Merger

Effective January 1, 2002, $988,835, which represented all remaining net assets of the Retirement Savings Value Plan for Employees of Liebhardt Inc., was transferred to the Plan, at which time the Retirement Savings Value Plan for Employees of Liebhardt Inc. merged out of existence.

Trust Agreement

As of April 2, 2001, the assets of the Plan are held for safekeeping and investment by State Street Bank (the “Trustee”) as part of a trust agreement between the Sponsor and the Trustee.

Through April 1, 2001, assets of the Plan were held for safekeeping and investment by The Northern Trust Company as part of a trust agreement.

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Each active Plan participant may make contributions up to a maximum of 50% of his or her compensation on a before-tax basis, and up to a maximum of 50% on an after-tax basis, as long as the sum of the after-tax and before-tax percentages does not exceed 50% of the Plan participant’s compensation. Plan participant contributions made on a before-tax basis under Section 401(k) of the Internal Revenue Code (the “Code”) could not exceed the elective contribution limit of $11,000 during 2002. Contributions by highly compensated employees are subject to additional restrictions.

Effective August 1, 2002, all Plan participants who have attained or will attain age 50 on or before the last day of a Plan year shall be eligible to make catch-up contributions in accordance with Section 414(v) of the Code.

The Sponsor matches 50% of each Plan participant’s before tax contributions not to exceed 1% of the Plan participant’s gross wages. The Plan Sponsor made matching contributions of $1,971,804 in 2002.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Sponsor contributions and Plan investment results. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Sponsor contributions. The balance of forfeited nonvested accounts was $93,058 and $64,783 as of December 31, 2002 and 2001, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Net Assets Available for Benefits

The WestPoint Stevens Inc. Retirement Savings Value Plan Master Trust (the “WPS Master Trust”), maintained by the Trustee, holds certain assets of the Retirement Savings Value Plan for Employees of WestPoint Stevens Inc. (“the Plan”).

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Net Assets Available for Benefits (continued)

See Note 4 for a summary of the WPS Master Trust net assets as of December 31, 2002 and 2001, including the allocation of the WPS Master Trust net assets to the Plan and the related share of net investment income (losses) of the WPS Master Trust allocated to the participants of the Plan for the year ended December 31, 2002.

Vesting

Plan participants are fully vested with regard to their employee contributions. Plan participants are fully vested in Sponsor contributions after three years of service, upon attainment of age 65, or termination due to death or total and permanent disability.

Loans

Participants may borrow from their vested balance in the Plan. The minimum loan amount is $1,000. The loan is to be secured by the participant’s assets in the Plan and the maximum loan amount is the lesser of 50% of the borrower’s vested account balance immediately after securing the loan or $50,000. The maximum term of a general loan is 5 years, and the maximum term of a residential loan is 15 years. The interest rate is to be based primarily on the rate of interest that one or more local banks or other lending institutions would charge on a similar loan, taking into account, among other things, the collateral secured to pledge the loan.

Payment of Benefits

If a participant terminates employment prior to attaining age 55, other than for reasons of total and permanent disability, plan benefits are payable to a participant in a single lump sum distribution. If a participant terminates employment after attaining age 55 or by reason of total and permanent disability, plan benefits are payable to a participant in a single lump sum, in installments, or in a combination of the two methods. If a Plan participant elects to make a withdrawal, which is less than the full amount available for withdrawal, the amounts withdrawn will be made in the following order:

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits (continued)

(a)	the amount of all the participant’s after-tax contributions to the Plan plus earnings (or minus losses) thereon to the extent not previously withdrawn;

(b)	the balance of the participant’s rollover contribution account plus earnings (or minus losses) thereon; to the extent not previously withdrawn;

(c)	in the event of hardship, the amount of before-tax contributions, after-tax contributions, and rollover contribution;

(d)	after attaining age 59 1/2, the entire amount in the before-tax contribution, after-tax contribution and rollover contribution account; and

(e)	after attaining age 70 1/2, the entire amount in the employer matching contribution account and profit sharing contribution account.

Hardship withdrawals are available in the following circumstances: (a) medical expenses for Plan participant, spouse, or dependents; (b) payment of tuition for post-secondary education for Plan participant, spouse, or dependent; (c) purchase of a principal residence; and (d) payment of amounts necessary to prevent foreclosure of mortgage on, or eviction from, Plan participant’s principal residence. The WestPoint Stevens Inc. Management Pension Committee (the “Pension Committee”) shall determine whether the requisite financial hardship exists in accordance with the requirements of the Internal Revenue Code and regulations thereunder. A participant making a hardship withdrawal is ineligible to contribute to the Plan for the next six months from the date of receipt of the withdrawal.

Amounts due Plan participants who have requested a withdrawal of funds from the Plan as of December 31, 2002 and 2001 totaled approximately $251,743 and $108,168, respectively, which is a difference between the accompanying financial statements and the related Form 5500.

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

While the Sponsor has not expressed any intent to do so, the Pension Committee retains the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event a decision is made by the Pension Committee to terminate the Plan, all participants shall receive full distributions of the balances in their accounts or the Pension Committee may instruct the Trustee to continue to manage the assets for a set period of time.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared based on the accrual method of accounting with investments carried at fair values or contract values, which approximate fair value, as described below.

Valuation of Investments

The WestPoint Stevens Company Stock Fund is valued at its fair value as determined by national stock exchange closing prices. The Stable Value Fund consists primarily of guaranteed investment contracts which are valued at contract value. The other funds, which consist of the following: SSGA Equity Index Fund; Aggressive Equity Fund, which is made up of the SSGA U.S. Large Cap Growth, MAS Small Cap Value, and Brokerage Stocks; Balanced Fund; International Fund; Value Fund; and Bond Market Fund, are valued at their redemption prices (fair values). Generally, the fair values are based on national stock exchange closing prices or other published sources. The Participant Loans are valued at cost.

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

Guaranteed investment contracts (“GIC”) are subject to credit risk based on the ability of the issuers to meet interest or principal payments, or both, as they become due. Certain GICs included in the WestPoint Stevens Master Trust are synthetic; that is, the WestPoint Stevens Master Trust owns certain securities and the contract issuer provides a “wrapper” that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 2002 and 2001, the fair value of the underlying assets of the synthetic GICs (as determined from quoted market prices) were $20,329,751 and $24,484,723, respectively, and the values of the related wrapper contracts were $(1,503,195) and $(1,096,926) respectively.

The guaranteed investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Sponsor-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuer or otherwise. The fair value of the guaranteed investment contracts excluding the fair value of the synthetic GICs at December 31, 2002 and 2001 was $49,339,392 and $43,434,380, respectively. The average yield was approximately 4.51% and 5.18% in 2002 and 2001, respectively. The credited interest rates for those guaranteed investment contracts are reset annually by the issuer but cannot be less than zero and ranged from 1.52% to 5.87% at December 31, 2002 and 2.44% to 6.85% at December 31, 2001.

Purchases and sales of securities are reflected on the trade dates. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Administrative Expenses

All administrative and investment expenses are paid by the Plan.

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Party-in-Interest Transactions

Through April 1, 2001, certain Plan assets included in the Stable Value Fund and the Equity Index Fund were managed by the Northern Trust Company (“Northern Trust”). As Northern Trust was the trustee, as defined by the Plan, transactions involving these investments were party-in-interest transactions.

Since April 2, 2001, certain Plan assets included in the Company Stock Fund, Bond Market Fund, S&P 500 Index Fund, ULCG Opportunities Fund, and the Equity Index Fund were managed by State Street Bank and Trust Company (“State Street”). As State Street is the trustee, as defined by the Plan, transactions involving these investments are party-in-interest transactions. In addition, transactions involving the Company Stock Fund, which invests in the common stock of the Parent, also qualify as party-in-interest transactions.

3. Income Tax Status

The Internal Revenue Service ruled on January 29, 2003 that the Plan qualifies under Section 401 (a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Notes to Financial Statements (continued)

4. Investments

The Retirement Savings Value Plan for Employees of WestPoint Stevens Inc. held an ownership interest in the net-pooled assets of the master trust of approximately 100% and 99.3% at December 31, 2002 and 2001, respectively.

Net assets of the WestPoint Stevens Master Trust are as follows:

	December 31

	2002	2001

Pooled assets
Company Stock Fund:
WestPoint Stevens Inc. Common Stock	$3,048,501	$8,958,076
State Street Bank & Trust Cash	651,959	408,627

Short-Term Investment Fund:
State Street Bank & Trust	2,725,062	4,780,710

Guaranteed Investment Contracts:
Allstate Life Insurance Company
Contract No. GA-6317	1,668,956	1,578,358

Contract No. GA-77030	1,035,458	2,714,843

Contract No. 77188	12,487,441	7,800,076

Bank of America
Contract No. 99-064	3,058,934	2,892,711

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Notes to Financial Statements (continued)

4. Investments (continued)

	December 31

	2002	2001

Pooled assets (continued)
Bank of America
Contract No. 02-131	802,152	—

GE Life & Annuity Assurance Co.
Contract No. GS-3558	1,523,508	1,449,303

John Hancock Life Insurance Co.
Contract No. 14910GAC	2,006,949	2,008,663

John Hancock Life Insurance Co.
Contract No. 9568	4,133,675	4,488,334

JP Morgan Chase Bank
Contract No. 401747-G	8,403,093	7,963,397

JP Morgan Chase Bank
Contract No. 401747-L	1,179,571	3,085,118

Monumental Life Insurance Company
Contract No. SV04218Q	1,043,098	—

ING Life Insurance & Annuity Company
Contract No. 14669	7,725,484	4,368,444

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Notes to Financial Statements (continued)

4. Investments (continued)

	December 31

	2002	2001

Pooled assets (continued)
Monumental Life Insurance Company
Contract No. 00097TR
Capital One Master Trust	—	3,245,832
Fannie Mae Whole Loan	—	4,651,616
PNC Student Loan	—	2,515,469
Monoline Credit Card	3,336,642	—
Multifamily Balloon	2,662,776	—
Non-Agency Student Loan	1,781,110	—
Cash	52,604	—

State Street Bank & Trust
Contract No. 98146
United States Treasury	3,444,987	3,325,924
Citibank Credit Card Mortgage	2,128,568	2,112,502
Prime Auto Trusts	—	867,237
Cash	11,881	242,460

UBS AG
Contract No. 5027
Federal Home Loan Mortgage	—	3,690,633
Fannie Mae Whole Loan	—	2,319,649
Amex. Optima Mortgage	—	1,513,401
Agency Debenture	3,936,576	—
Monoline Credit Card	1,549,236	—
FHA/VA Reperforming Pas	1,365,391	—
Cash	59,979	—

Wrapper Contract	(1,503,195)	(1,096,926)

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Notes to Financial Statements (continued)

4. Investments (continued)

	December 31

	2002	2001

Pooled assets (continued)
Mutual Funds:
SSGA Equity Index Fund	13,189,878	19,001,731
Aggressive Equity Funds:
SSGA U.S. Large Cap Growth Fund	10,046,090	16,191,337
MAS Small Cap Value Fund	1,283,305	1,133,265
Balanced Fund	5,858,877	8,054,767
International Funds	647,718	460,951
Value Fund	568,030	721,365
SSGA Bond Market Index Fund	2,776,001	1,425,142
Brokerage Stocks	48,954	49,769

Net assets of WPS Master Trust	$104,739,249	$122,922,784

Ownership interest in the net pooled assets of the WestPoint Stevens Inc. Retirement Savings Value Plan Master Trust	$104,739,249	$121,955,788

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

Notes to Financial Statements (continued)

4. Investments (continued)

Net investment income of the WestPoint Stevens Master Trust for the year ended December 31, 2002 is as follows:

Net investment income:
Interest and dividend income	$3,821,888
Net unrealized depreciation and realized gains on sales of investments:
Company Stock Fund	(7,705,465)
SSGA Equity Index Fund	(4,104,369)
Aggressive Equity Funds:
SSGA U.S. Large Cap Growth Fund	(4,406,979)
MAS Small Cap Value Fund	(355,958)
Brokerage Stocks	(24,834)
Balanced Fund	(1,500,551)
International Funds	(117,445)
Value Fund	(192,580)
Bond Market Index Fund	194,360

$(14,391,933)

5. Subsequent Events

On June 1, 2003 the Plan’s Sponsor filed for Chapter 11 bankruptcy in accordance with the U.S. Bankruptcy Code. The Plan has investments in the Sponsor’s common stock, which had a value of approximately $3,048,500 at December 31, 2002. The Sponsor announced that, under the terms of an agreement in principle with respect to its financial restructuring, all of the sponsor’s outstanding common stock will be cancelled. Subsequent to the filing of bankruptcy by the Plan’s Sponsor, the Plan sold the common stock in the Sponsor for approximately $116,500, resulting in a loss since December 31, 2002, of approximately $2,932,000.

Supplemental Schedule

Retirement Savings Value Plan for Employees of
WestPoint Stevens Inc.

EIN: 36-3498354  Plan Number: 016
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2002

	(b)	(c)
	Identity of Issue,	Description of Investment, Including		(e)
	Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	Participant Loans	Varying maturities and interest rates from 5.0% to 8.5%		$2,248,281

$2,248,281

Note:	Cost information has not been included in column (d) because all investments are participant-directed.

EXHIBIT INDEX

Exhibit No.	Description

23.	Consent of Independent Auditors

99.	Certification of Member of Management Pension Committee pursuant to U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Pension Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS VALUE PLAN FOR EMPLOYEES WESTPOINT STEVENS INC.
Date: July 15, 2003
	By:	/s/ Thomas M. Lane

Thomas M. Lane,
Member of the Management Pension Committee